 Exhibit 2

V I N T A G E C A P I T A L M A N A G E M E N T , L L C

4705 S. Apopka Vineland Road, Suite 210 | Orlando, FL 32819

August 14, 2014

IEC Electronics Corp.

105 Norton Street

Newark, NY 14513

Attn: W. Barry Gilbert, Chairman and Chief Executive Officer

Dear Members of the Board of Directors:

Funds managed by Vintage Capital Management, LLC beneficially own approximately 7.1% of the outstanding shares of IEC Electronics Corp. (“IEC”), making us the company’s largest stockholder.

Historically, we have viewed IEC as an attractive electronic manufacturing services company with an enviable and growing customer base. To this point, we have given the Board of Directors latitude for the mismanagement of the December, 2010 Southern California Braiding acquisition. We have also remained patient while IEC’s excuse-laden inability to grow resulted in IEC reinvesting free cash flow with suboptimal results and generating unacceptable stockholder returns. We have assumed that your complete lack of transparency, gamesmanship and bizarre evasiveness on quarterly earnings calls were driven by genuine concern for stockholders and not merely a desire to hide from them.

It now appears that we gave management and the Board of Directors the benefit of the doubt for too long.

We are shocked by the Board of Directors’ recent decision to adopt a tax benefit preservation plan. We view this plan—which is nothing more than a thinly disguised poison pill—as a blatant effort to entrench the Board and management in direct violation of your fiduciary duties to stockholders. The Board’s lack of confidence in its actions, and its commitment to poor governance, is evident in the decision not to put this poison pill to a stockholder vote at the next annual meeting. As a matter of good corporate governance, the poison pill should be rescinded immediately. It is unfortunate stockholders cannot adopt the same type of protection for themselves against inept stewards of their capital.

The decision to adopt a poison pill only furthers our belief that IEC would benefit substantially from new directors who are able to bring a fresh perspective to the Board of Directors. With an average tenure of over 11 years and one-third of the Board with a long tenure of over 20 year, we believe that it is long past due for significant change on the Board. IEC stockholders deserve a focused Board with a sense of urgency and mandate to maximize value immediately.

In light of your poor decision to adopt a poison pill, we strongly caution the Board of Directors against taking further entrenchment actions.

We will continue to monitor our investment and will not hesitate to take the necessary steps to increase stockholder value.

Very truly yours,

/s/ Jeremy Nowak

Jeremy Nowak

Partner

Vintage Capital Management LLC

Vintage Capital Management, LLC